UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated February 22, 2017

File Number: 001-35785

SIBANYE GOLD LIMITED
(Translation of registrant's name into
English)

Libanon Business Park
1 Hospital Street (off Cedar
Avenue) Libanon, Westonaria,
1780
South Africa

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Sibanye Gold Limited
Incorporated in the Republic of South Africa
Registration number 2002/031431/06
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
("Sibanye Gold", "Sibanye" or "the Group" or "the Company")

Trading statement and notice of release of operating and financial results for the year ended 31 December 2016

Westonaria, 22 February 2017: Shareholders are advised that profit attributable to shareholders of Sibanye (JSE Ticker: SGL, NYSE Ticker: SBGL) is expected to be R3,702 million for the year ended 31 December 2016. Profit attributable to shareholders for the year ended 31 December 2015 was R717 million.

Earnings per share (EPS) and headline earnings per share (HEPS) for the year ended 31 December 2016 are expected to be 402 cents and 270 cents respectively. EPS and HEPS for the year ended 31 December 2015 were 79 cents and 74 cents, respectively. This represents an increase of 409% in respect of EPS and an increase of 265% in respect of HEPS.

Normalised earnings for the year ended 31 December 2016 are expected to be R3,657 million, compared with R1,220 million for the year ended 31 December 2015.

The increase in earnings is as a result of higher revenues from the Gold Division during the year and the inclusion of the Aquarius and Rustenburg platinum operations, which were acquired during 2016.

The financial information, on which the trading statement has been based, has not been reviewed or reported on by the Company's auditors.

Sibanye will be releasing its operating and financial results for the six months and year ended 31 December 2016 on SENS tomorrow at 08:00 CAT, Thursday 23 February 2017. A live presentation will be held tomorrow at the JSE at 10:00 CAT and on the Company website: www.sibanyegold.co.za, with conference call and webcast options available.

An international conference call will be held at 15:00 CAT time to cater for our North American investors. Please see below dial-in and webcast details:

Webcast and conference call details for the live presentation at 10:00 (CAT):

Live Call Access Numbers	
Country	Access Number
South Africa Toll Free:	0 800 200 648
Other Countries (Neotel)	+27 11 535 3600
Other Countries (Telkom)	+27 10 201 6800
UK (Toll Free)	0 808 162 4061
Australia (Toll Free)	1 800 350 100
USA and Canada (Toll Free)	1 855 481 5362

Playback Access Numbers	
Code	10890
South Africa:	011 305 2030
UK Toll Free:	0 808 234 6771
Australia Toll Free:	1 800 091 250
USA and Canada Toll Free:	1 855 481 5363
International Toll:	+27 11 305 2030

Webcast

Click here to view the Webcast

For queries contact:
webcast@overend.co.za
Tel: +27 (0)11 883 7422

The morning conference call and webcast will be available on our website: www.sibanyegold.co.za.

Conference call details at 15:00 (CAT):

Live Call Access Numbers	
Country	Access Number
South Africa Toll Free:	0 800 200 648
Other Countries (Neotel)	+27 10 201 6800
Other Countries (Telkom)	+27 11 535 3600
UK (Toll Free)	0 808 162 4061
Australia (Toll Free)	1 800 350 100
USA and Canada (Toll Free)	1 855 481 5362

Playback Access Numbers	
Code	10999
South Africa:	011 305 2030
UK Toll Free:	0 808 234 6771
Australia Toll Free:	1 800 091 250
USA and Canada Toll Free:	1 855 481 5363
International Toll:	+27 11 305 2030

Contact:

James Wellsted
Head of Investor Relations
Sibanye Gold Limited
+27 (0) 83 453 4014
james.wellsted@sibanyegold.co.za

Sponsor: J.P. Morgan Equities South Africa (Proprietary) Ltd

FORWARD LOOKING STATEMENTS
Certain statements in this document constitute "forward-looking statements" within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934.

These forward-looking statements, including, among others, those relating to Sibanye's future business prospects, revenues and income, wherever they may occur in this document and the exhibits to this document, are necessarily estimates reflecting the best judgment of the senior management and directors of Sibanye, and involve a number of known and unknown risks and uncertainties that could cause actual results, performance or achievements of the Group to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this document. Important factors that could cause the actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation, economic, business, political and social conditions in South Africa, Zimbabwe and elsewhere; changes in assumptions underlying Sibanye's estimation of its current Mineral Reserves and Resources; the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions, as well as at existing operations; the ability of Sibanye to successfully integrate acquired businesses and operations (whether in the gold mining business or otherwise) into its existing businesses; the success of Sibanye's business strategy, exploration and development activities; the ability of Sibanye to comply with requirements that it operate in a sustainable manner; changes in the market price of gold, platinum group metals (PGMs) and/or uranium; the occurrence of hazards associated with underground and surface gold, PGMs and uranium mining; the occurrence of labour disruptions and industrial action; the availability, terms and deployment of capital or credit; changes in relevant government regulations, particularly environmental, tax health and safety regulations and new legislation affecting water, mining, mineral rights and business ownership, including any interpretations thereof which may be subject to dispute; the outcome and consequence of any potential or pending litigation or regulatory proceedings or other environmental, health and safety issues; power disruptions, constraints and cost increases; supply chain shortages and increases in the price of production inputs; fluctuations in exchange rates, currency devaluations, inflation and other macro-economic monetary policies; the occurrence of temporary stoppages of mines for safety incidents and unplanned maintenance; Sibanye's ability to hire and retain senior management or sufficient technically skilled employees, as well as its ability to achieve sufficient representation of historically disadvantaged South Africans' in its management positions; failure of Sibanye's information technology and communications systems; the adequacy of Sibanye's insurance coverage; any social unrest, sickness or natural or man-made disaster at informal settlements in the vicinity of some of Sibanye's operations; and the impact of HIV, tuberculosis and other contagious diseases. These forward-looking statements speak only as of the date of this document.

The Group undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SIBANYE GOLD LIMITED

Dated: February 22, 2017

By: /s/ Charl Keyter

Name: Charl Keyter
Title: Chief Financial Officer